UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  1)(1)

MedicalCV, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

584639 10 8

(CUSIP Number)

February 3, 2004

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1)           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of the cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 584639 10 8			13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peter L. Hauser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER 1,005,557*
		6	SHARED VOTING POWER None
		7	SOLE DISPOSITIVE POWER 1,005,557*
		8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,005,557*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*    Represents (a) 53,000 shares of common stock, (b) 37,500 units purchasable upon the exercise of warrants, each unit consisting of one share of common stock and one redeemable Class A Warrant to purchase one share of common stock, (c) 516,357 shares of common stock purchasable upon the exercise of warrants and (d) 180,600 units held by the reporting person’s IRA, each unit consisting of one share of common stock and one redeemable Class A Warrant to purchase one share of common stock.

ITEM 1 (a)	NAME OF ISSUER:
MedicalCV, Inc.

ITEM 1 (b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
9725 South Robert Trail Inver Grove Heights, Minnesota 55077

ITEM 2 (a)	NAME OF PERSON FILING:
Peter L. Hauser

ITEM 2 (b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
16913 Kings Court Lakeville, Minnesota 55044

ITEM 2 (c)	CITIZENSHIP:
United States

ITEM 2 (d)	TITLE OF CLASS OF SECURITIES:
Common Stock, $0.01 par value

ITEM 2 (e)	CUSIP NUMBER:
584639 10 8

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON IS FILING AS A:
Not applicable

ITEM 4	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:		1,005,557
(b)	Percent of class:		11.2%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote	1,005,557
	(ii)	Shared power to vote or to direct the vote	None
	(iii)	Sole power to dispose or to direct the disposition of	1,005,557
	(iv)	Shared power to dispose or to direct the disposition of	None

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2004
(Date)
/s/ Peter L. Hauser
(Signature)
Peter L. Hauser
(Name/Title)